Profound Medical Corp.
2400 Skymark Avenue, Unit 6
Mississauga, L4W 5K5
Ontario, Canada

September 23, 2019

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re:	Profound Medical Corp. - File No. 001-39032 Form 20FR12B filed August 29, 2019

Ladies and Gentlemen:

Profound Medical Corp. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement filed by the Registrant on August 29, 2019 (the “Registration Statement”) (File No. 001-39032) under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Registrant’s proposed listing of its common shares on The Nasdaq Stock Market LLC (the “Nasdaq Listing”).

The Registrant is requesting to withdraw the Registration Statement solely because since the initial filing of the Registration Statement, the Registrant has become eligible to file a registration statement on another available form under the Commission’s Multijurisdictional Disclosure System (the “MJDS”). The Registrant intends to continue to pursue its proposed Nasdaq Listing and will file a new registration statement under the MJDS as soon as practicable.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact Chris Bornhorst, Esq. at Torys LLP at (212) 880-6047.

Sincerely,

PROFOUND MEDICAL CORP.

By:	/s/ Aaron Davidson
Name: Aaron Davidson
Title: Chief Financial Officer